Exhibit 99.1

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO: OPERATING PERFORMANCE IN 2005 GUARANTEES MARGINS ABOVE THE HISTORICAL AVERAGE

Growth in sales volume was one of the factors contributing to the good performance

Perdigão ended 2005 reporting a net income of R$ 360.9 million, 22.1% up on 2004. Gross profits increased 8% to reach R$ 1.5 billion. The company’s annual balance sheet posted margins above the historical average for all indicators and compensating the losses due to the effects of the depreciation in the foreign exchange rate. Gross sales amounted to R$ 5.9 billion, a growth of 5.5% compared with the preceding year.

The EBITDA reached R$ 655.7 million in the period, and equivalent to an increase of 12.7%. The result was largely driven by higher sales volume, enhanced production capacity, and reductions in costs and expenses.

Growth in sales volume increased by over 11%, repeating the Company’s performance over the past 10 years. Exports volume increased by 14% against the preceding year, a reflection of the dynamism of the internationalization process, being implemented for more than three years now. This process has been successful in permitting the optimization of sales channels in traditional markets as well as the capturing of new markets, among other initiatives.

“Exports represented 55% of net sales. This can be considered a very positive performance when set against the 17.3% appreciation of the Real against the US dollar during the period”, Perdigão’s Chief Financial Officer, Wang Wei Chang comments.

“Domestic sales volume increased by 8.4% thanks to investments in the diversification of the mix of higher value-added products in addition to the expansion and upgrading of the distribution network”, Wang adds. Sales to the home market reached R$ 3 billion on a volume of 576,900 tons.

Last year, total capital expenditures amounted to R$ 280 million, 153.5% greater than in the previous financial year. Resources were largely invested in work on the Mineiros (GO) agroindustrial complex, the acquisition of industrial units in the states of Goiás and Mato Grosso, expansion of production capacity, logistics infrastructure and the opening of new markets.

HIGHLIGHTS IN 2005

R$ million

	2005	2004	% Change
Gross Sales	5,873.3	5,567.3	5.5
Domestic Market	3,035.8	2,840.1	6.9
Exports	2,837.5	2,727.2	4.0
Net Sales	5,145.2	4,883.3	5.4
Gross Profit	1,459.3	1,350.9	8.0
EBIT	547.2	498.3	9.8
Net Income	361.0	295.6	22.1
EBITDA	655.7	595.0	10.2
Capital Expenditures	280.0	110.5	153.6
Earnings per Share R$	8.11	6.64	22.1

EXPORTS

Increased volumes ensured a good performance in export markets with the Company successfully ramping up its mix of higher value-added products. Growth in elaborated/processed lines reached 54.4%.

As with 2004, Europe proved to be Perdigão’s leading overseas market, accounting for 28.3% of net sales. European sales were followed by exports to the Far East, representing 26%, Eurasia (21.6%) and the Middle East (18.4%). Total export volume amounted to 692,200 tons of products.

Average US dollar prices were up by about 11.6% while declining by 8.4% in Reais. The appreciation in the foreign exchange rate was partially compensated by market performance and an upgraded product portfolio.

DOMESTIC MARKET

The 8.4% increase in domestic sales volume was driven by a growth in processed products, which rose by 6.3%. In natura poultry product sales jumped by 28.3% due to the acquisition of the unit in Nova Mutum (MT). Average prices in this market were 2.8% higher, with corresponding costs growing by only 1.3%.

During 2005, the Company launched 34 new Perdigão and Batavo branded products. It also further enhanced its portfolio with two brands of margarine, one of which – Turma da Mônica – is the first nationwide brand aimed especially at the infant public. The Company also diversified into the beef products segment with the focus principally on overseas markets.

Perdigão gained market share in all segments, closing the year with the following percentages: frozen meats – 34.3%, specialty meats – 25.5%, frozen pasta – 38.1%, and frozen pizzas – 32.2%.

QUARTERLY PROFIT GROWS 29.4%

The fourth quarter 2005 posted net income of R$ 109 million, a growth of 29.4% compared to the same period in 2004. Earnings were positively impacted by export performance and increased domestic demand due to the spike in sales during the year-end holiday period.

The company repeated its excellent operating results recorded in the previous quarters of the year, reporting an EBITDA of R$ 175.7 million and a record 13% EBITDA margin.

Sales volumes to the domestic and export markets were up by 9% and 3.6% respectively. Exports of elaborated/processed products were particularly notable, registering an increase in demand of approximately 30% over the same period in 2004.

The fourth quarter saw a fall of 1.9% in average domestic market prices, while average costs fell 5%. Average domestic costs in the international market were down by 10.3%, partially offsetting the impact of exchange rates on margins.

HIGHLIGHTS IN THE QUARTER

R$ million

	4Q2005	4Q2004	% change
Gross Sales	1,558.6	1,577.2	(1.2)
Domestic Market	873.6	855.9	2.1
Exports	685.0	721.2	(5.0)
Net Sales	1,343.3	1,365.9	(1.7)
Gross Profit	396.3	379.2	4.5
EBIT	146.4	135.6	7.9
Net Income	109.1	84.3	29.4
EBITDA	175.7	156.4	12.3
Capital Expenditures	107.1	50.8	110.6
Earnings per Share R$	2.45	1.89	29.4

STOCK MARKET

In 2005, the average daily financial trading volume in Company shares was US$ 4.2 million, representing a growth of 110% compared with 2004. This volume is equivalent to 40.7% of trades on the Bovespa for the sector and 42.5% in the case of ADRs on the New York Stock Exchange.

The Company’s share and ADR performance outstripped the leading Brazilian and international indexes. The share price rallied 37.7% during the year, while the Ibovespa rose 27.7%. At the same time, Perdigão’s ADRs increased by 54.6% against a 0.6% fall in the Dow Jones Industrial Average in 2005.

Perdigão is the only company in the Meats and Meat Products sector to be a component of Bovespa’s Corporate Sustainability Index portfolio - launched in December.

SOCIAL BALANCE

Perdigão created 4,150 new jobs in 2005, ending the year with a labor force of 35,556, a growth of 13.2% compared with 2004. The new employees were allocated to industrial units to meet production expansion requirements and to the commercial area in the light of demand from both domestic and international markets.

Investments in fringe benefits and social programs totaled R$ 85.9 million, 21.1% higher than the preceding year. Environmental investments amounted to R$ 8.9 million, an increase of 28.5%.

In 2005, for the fourth time, Perdigão was ranked among the ten model of corporate social responsibility companies in Exame magazine’s Guide to Good Corporate Citizen. The Company also won the Valor Social 2005 prize – Grand Prix category, awarded by the newspaper, Valor Econômico.

São Paulo, February 2nd, 2006

Feel free to contact Edina Biava/Gabriela Las Casas, Investor Relations, phone numbers 55 11 3718.5301/3718.5791

All information contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.